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                                  SCHEDULE 14A
                                 (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ]  Preliminary Proxy Statement                [ ]  Confidential, for Use of the Commission
                                                     Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[X]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                               IKOS Systems, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1)  Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials:

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:
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                                                     Filed by IKOS Systems, Inc.
                        Pursuant to Rule 14a-12 under the Securities Act of 1934
                                             Subject Company: IKOS Systems, Inc.
                                                  Commission File No.: 000-18623


                                                                    NEWS RELEASE

EDITORIAL CONTACTS:

Craig Cochran                                   Linda Prowse Fosler
Synopsys, Inc.                                  IKOS Systems, Inc.
(650)584-4230                                   (408)361-9667
craig@synopsys.com                              linda@ikos.com

INVESTOR CONTACTS:

Steve Shevick                                   Peter Denardo
Synopsys, Inc.                                  Demer IR (for IKOS Systems)
(650)584-4880                                   (925)938-2678, ext. 223
shevick@synopsys.com                            pdenardo@demer-ir.com


          SYNOPSYS/IKOS MERGER AGREEMENT FILED WITH SEC; PRICING DETAIL
                   CORRECTION ISSUED TO JULY 2 PRESS RELEASE


MOUNTAIN VIEW, Calif., July 5, 2001 -- Synopsys, Inc. (Nasdaq:SNPS) and IKOS Systems, Inc. (Nasdaq:IKOS) today announced that IKOS filed with the Securities and Exchange Commission on July 3, 2001 the merger agreement providing for the acquisition by Synopsys of all outstanding shares of IKOS. The merger agreement is available at http://www.sec.gov. To understand the structure and terms of the proposed transaction, investors and analysts are urged to read the merger agreement.

         Synopsys and IKOS also released a correction to the second sentence of the second paragraph of the "Structure of the Transaction" section of the July 2, 2001 press release. The correct sentence should read as follows:

         The final price per share will be the price determined by revenue plus the change in backlog or the price determined by PBT, whichever is lower, except that if the price determined by PBT is lower than the price determined by revenue plus the change in backlog but the same or higher than the price determined by revenue


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          without regard to backlog, the final price will be determined by revenue plus the change in backlog.

          The description of the merger and its pricing are qualified in their entirety by the terms of the merger agreement.

ABOUT IKOS

         IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance design verification solutions including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. The company's mission is to develop and deliver high performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, UK, France, Germany, The Netherlands, Japan and India, and a distribution network throughout Asia-Pacific and Israel. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, 408/284-0400. For more information, visit http://www.ikos.com.

ABOUT SYNOPSYS

         Synopsys, Inc. (Nasdaq:SNPS), headquartered in Mountain View, California, creates leading electronic design automation (EDA) tools for the global electronics market. The company delivers advanced design technologies and solutions to developers of complex integrated circuits, electronic systems, and systems on a chip. Synopsys also provides consulting and support services to simplify the overall IC design process and accelerate time to market for its customers. Visit Synopsys at http://www.synopsys.com.

                                      # # #

Synopsys is a registered trademark of Synopsys, Inc. IKOS is a registered trademark of IKOS Systems, Inc. All other trademarks or registered trademarks mentioned in this release are the intellectual property of their respective owners.


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Additional Information: In connection with the proposed merger, Synopsys, Inc.
plans to file a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS plans to file a Proxy Statement, each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). Thereafter, IKOS will mail the Proxy Statement/ Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' website at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' website at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.